                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              M.D.C. Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    552676108
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                          Werbel McMillin & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 552676108                                         Page 2 of 10 Pages
-------------------                                         ------------------

===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The SC Fundamental Value Fund, L.P.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,432,255 (Includes a $1,948,000 bond convertible at $7.75 into 251,365 shares of the Issuer's Common Stock)

--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,432,255 (Includes a $1,948,000 bond convertible at $7.75 into 251,365 shares of the Issuer's Common Stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,432,255 (Includes a $1,948,000 bond convertible at $7.75 into 251,365 shares of the Issuer's Common Stock)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         --------------------
CUSIP No. 552676108                                         Page 3 of 10 Pages
-------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Value BVI, Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   760,942 (Includes a $1,052,000 bond convertible at $7.75 into 135,742 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   760,942 (Includes a $1,052,000 bond convertible at $7.75 into 135,742 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   760,942 (Includes a $1,052,000 bond convertible at $7.75 into 135,742 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         --------------------
CUSIP No. 552676108                                         Page 4 of 10 Pages
-------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,432,255 (Includes a $1,948,000 bond convertible at $7.75 into 251,365 shares of the Issuer's Common Stock)

--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,432,255 (Includes a $1,948,000 bond convertible at $7.75 into 251,365 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,432,255 (Includes a $1,948,000 bond convertible at $7.75 into 251,365 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         --------------------
CUSIP No. 552676108                                         Page 5 of 10 Pages
-------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary N. Siegler

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   2,193,197 (Includes a $1,948,000 bond and a $1,052,000 bond convertible at $7.75 into an aggregate of 387,107 shares of the Issuer's Common Stock)

--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   2,193,197 (Includes a $1,948,000 bond and a $1,052,000 bond convertible at $7.75 into an aggregate of 387,107 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,193,197 (Includes a $1,948,000 bond and a $1,052,000 bond convertible at $7.75 into an aggregate of 387,107 shares of the Issuer's Common Stock)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         --------------------
CUSIP No.  552676108                                        Page 6 of 10 Pages
-------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Collery

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   2,193,197 (Includes a $1,948,000 bond and a $1,052,000 bond convertible at $7.75 into an aggregate of 387,107 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   2,193,197 (Includes a $1,948,000 bond and a $1,052,000 bond convertible at $7.75 into an aggregate of 387,107 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,193,197 (Includes a $1,948,000 bond and a $1,052,000 bond convertible at $7.75 into an aggregate of 387,107 shares of the Issuer's Common Stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.0%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                            Page 7 of 10 Pages
                                  AMENDMENT
                                     No. 4
                                    TO THE
                                 SCHEDULE 13D


     The Reporting Persons consisting of SC Fundamental Inc., The SC Fundamental Value Fund, L.P., SC Fundamental Value BVI, Inc., Gary N. Siegler and Peter M. Collery, hereby amend their Schedule 13D relating to the Common Stock, par value $0.01, of M.D.C. Holdings.


Item 3.   Source and Amount of Funds or Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Fund and BVI Inc., respectively, as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

Fund                                         $  350,215.47
BVI Inc. (on behalf of BVI Ltd.)             $  204,178.75

          The Reporting Persons listed above purchased the Shares reported in
Item 5(c) of this Schedule 13D with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on January 12, 1996, the Reporting Persons, by virtue of the language of Rule 13d-3, may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-Q for the quarter ending October 31, 1995).

                                                            Page 8  of 10 Pages


================================================================================
        Name             Shares of Common Stock        Percentage
--------------------------------------------------------------------------------
SC Fundamental Inc.      1,432,255                                7.3%
--------------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.         1,432,255                                7.3%
--------------------------------------------------------------------------------
SC Fundamental(1)
Value BVI, Inc.            760,942                                3.9%
--------------------------------------------------------------------------------

Gary N. Siegler(2)       2,193,197                               11.0%
--------------------------------------------------------------------------------

Peter M. Collery(2)(3)   2,193,197                               11.0%
================================================================================
(1)  Includes shares of the Issuer's Common Stock previously attributed to SC
     Fundamental Inc., in its capacity as the investment manager of the Managed
     Account.  On December 31, 1994, SC Fundamental Inc.'s relationship with the
     Managed Account as the Managed Account's investment manager ended and, consequently, the shares of the Issuer's Common Stock held for the benefit of the Managed Account were distributed to SC Fundamental Value BVI, Inc.

(2) Includes a $1,948,000 bond and a $1,052,000 bond convertible at $7.75 into an aggregate of 387,107 shares of the Issuer's Common Stock.

(3) Excludes 8,000 shares of the Issuer's Common Stock which were held by a charitable organization for which Mr. Collery acts as a Trustee. Mr.
     Collery may be deemed to be the beneficial owner pursuant to Rule 13d-3;
     however, Mr. Collery expressly disclaims personal beneficial ownership thereof and any pecuniary interest therein.

          (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a purchase effected on the New York Stock Exchange.




                                                            Page 9 of 10 Pages



================================================================================
                                        BVI, Inc.
Trade          Price Per                on behalf
Date           Share ($)      Fund      of BVI, Ltd.        Seigler   Collery
11/3/95        6.7500         27,000         14,000         - 0 -      - 0 -
---------------------------------------------------------------------------------
11/10/95       6.6250            350            150         - 0 -      - 0 -
---------------------------------------------------------------------------------
11/13/95       6.6250            650            350         - 0 -      - 0 -
---------------------------------------------------------------------------------
11/14/95       6.6250          7,000          3,600         - 0 -      - 0 -
---------------------------------------------------------------------------------
11/15/95       6.6250         13,200          6,800         - 0 -      - 0 -
---------------------------------------------------------------------------------
11/29/95       6.5000          9,950          5,050         - 0 -      - 0 -
---------------------------------------------------------------------------------
11/30/95       6.6250            350            150         - 0 -      - 0 -
---------------------------------------------------------------------------------
12/1/95        6.6250            600            300         - 0 -      - 0 -
---------------------------------------------------------------------------------
12/1/95        6.6250             0              0          - 0 -      - 0 -
---------------------------------------------------------------------------------





                                                            Page 10 of 10 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1996

SC FUNDAMENTAL INC.

     By:  /s/ Peter M. Collery
---------------------------------
              Neil H. Koffler
              as Attorney-in Fact for
              Peter M. Collery
              Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL INC.

     By:  /s/ Peter M. Collery
----------------------------------
              Neil H. Koffler as
              Attorney-in Fact for
              Peter M. Collery
              Vice President*

SC FUNDAMENTAL VALUE BVI, INC.

     By:  /s/ Peter M. Collery
----------------------------------
              Neil H. Koffler as
              Attorney-in-Fact for
              Peter M. Collery
              Vice President*

/s/ Gary N. Siegler
---------------------------------
    Neil H. Koffler as
    Attorney-in-Fact for
    Gary N. Siegler*

/s/ Peter M. Collery
---------------------------------
    Neil H. Koffler as
    Attorney-in-Fact for
    Peter M. Collery*

*    Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery and
     Gary N. Siegler.  The Powers of Attorney for Messrs. Collery & Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US
     Facilities Corporation on August 4, 1995 and is hereby incorporated herein
     by reference.                                                       66856
